WISeKey Updates on the Negotiations to Acquire 100% of IC'ALPS

Geneva, Switzerland – May 22, 2025 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules - WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) (“WISeKey" or "the Company”), a global leader in cybersecurity, digital identity, and IoT technologies, today shares an update on the exclusive negotiations entered into by its subsidiary, SEALSQ Corp (“SEALSQ”), a leading developer and provider of Semiconductors, PKI, and Post-Quantum technology hardware and software solutions, to acquire 100% of the share capital and voting rights of IC’ALPS SAS (“IC’ALPS”), an Application-Specific Integrated Circuit (“ASIC”) design and supply specialist based in Grenoble, France (“the Acquisition”).

These exclusive negotiations result from the execution of a Letter of Intent with IC’ALPS and its shareholders (the “Sellers”). This proposed strategic Acquisition (subject to the signing of a Share Purchase Agreement and satisfaction of closing conditions) is expected to reinforce SEALSQ’s commitment to advancing its ASIC development to meet the growing demand in the sector and would add approximately 100 highly skilled staff based out of IC’ALPS’ current centers in Grenoble and Toulouse.

SEALSQ and the Sellers have reached an agreement in principle to sign a Share Purchase Agreement (“SPA”) based on the following elements:

•	A fixed purchase price of EUR 12.5 million (subject to a ‘No Leakage’ undertaking clause) comprised of EUR 10 million consideration payable in cash and EUR 2.5 million consideration to be paid to one of the Sellers in fully paid and non-assessable Ordinary Shares of SEALSQ, the number of which would be calculated based on the volume weighted average price of an Ordinary Share of SEALSQ on the Nasdaq Stock Market during the ninety trading days ending on the trading day immediately prior to the closing of the Acquisition.
•	An earn-out payment in Ordinary Shares of up to EUR 4 million in value based on IC’ALPS achieving revenue in excess of EUR 11 million in the twelve months ending on December 31, 2025 (revenue to be accounted for in accordance with US GAAP and audited by SEALSQ’s statutory auditors).
•	The Ordinary Shares of SEALSQ to be issued as part of the equity consideration would be subject to a mandatory holding period of one hundred and eighty days from their date of issuance, during which the relevant Seller would be restricted from selling, transferring, or otherwise disposing of the SEALSQ Ordinary Shares.
•	Conditions precedent to the closing of the Acquisition include, among others, approval of the Acquisition by the French Ministry of the Economy in accordance with articles L.151-3 and R.151-1 et seq of the French Financial and Monetary Code (code monétaire et financier).

During the year ended December 31, 2024, based solely on the draft unaudited revenue of IC’ALPS provided to SEALSQ using French GAAP was EUR9,756,000 with a net loss of EUR2,016,000. In the previous year, the audited revenue of IC’ALPS, based solely on the audited revenue of IC’ALPS provided to SEALSQ, using French GAAP was EUR 8,465,000 with a net income of EUR318,000. As further detailed below, upon completion of the Acquisition, it is anticipated that SEALSQ would prepare full audited financial statements using US GAAP for both years ended December 31, 2024 and 2023, and that this might lead to material adjustment to these numbers.

We note that the net loss of IC’ALPS under French GAAP for the twelve months ended December 31, 2024 included sales to SEALSQ in an amount of approximately EUR 615,000. Excluding the sales to SEALSQ, the net loss of IC’ALPS under French GAAP for the twelve months ended December 31, 2024 would amount to a net loss in the amount of EUR (2,631,000), based on the draft unaudited revenue of IC’ALPS provided to SEALSQ. We note that the net income of IC’ALPS under French GAAP for the twelve months ended December 31, 2023 included sales to SEALSQ in an amount of approximately EUR 1,168,000. Excluding the sales to SEALSQ, the net income of IC’ALPS under French GAAP for the twelve months ended December 31, 2024 would amount to a net loss in the amount of EUR (850,000) based on the audited revenue of IC’ALPS provided to SEALSQ.

Although the conversion of the financial information of IC’ALPS from French GAAP to US GAAP has not been initiated, we expect that material adjustments may arise upon conversion to US GAAP in relation to French GAAP based net sales, operating expenses and income tax income reflected in the IC’ALPS income statement for twelve months ended December 31, 2024 and 2023, and in relation to French GAAP based intangible assets, current liabilities, and pension and debt liabilities reflected in the balance sheet as at December 31, 2024 and 2023, as reflected in the numbers provided by IC’ALPS to SEALSQ and disclosed in the preceding paragraphs.

About IC’ALPS:

IC’ALPS is your one-stop-shop ASIC partner. Based in France (HQ in Grenoble, two design centers in Grenoble and Toulouse), the company provides customers with a complete offering for Application Specific Integrated Circuits (ASIC) and Systems on Chip (SoC) development from circuit specification, mastering design in-house, up to the management of the entire production supply chain. Its 100+ engineers’ areas of expertise include analog, digital and mixed-signal circuits (sensor/MEMS interfaces, ultra-low power consumption, power management, high-resolution converters, high voltage, signal processing, ARM and RISC-V based multiprocessors architectures, hardware accelerators) on technologies from 0.18 µm down to 1.8 nm, and from multiple foundries (TSMC, Global Foundries, Tower Semiconductor, X-FAB, STMicroelectronics, Intel Foundry, etc.). The company is active worldwide in medical, industrial, automotive, IoT, IA, mil-aero, and digital identity & security sectors. IC’ALPS is ISO 9001:2015, ISO 13485:2016, EN 9100:2018, Common Criteria certified, IATF16949-ready, member of TSMC Design Center Alliance (DCA), Intel Foundry Accelerator Design Services Alliance and Value Chain Alliance (DSA & VCA), ams Osram Preferred Partner and X-FAB’s partner network.

More information: www.icalps.com and  https://www.linkedin.com/company/ic-alps

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and house the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Disclaimer

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “should,” “will” and “would” or similar words. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the actual adjustments that arise upon conversion of the financial information of IC’ALPS to US GAAP in relation to net sales, operating expenses and income tax income in the income statement for twelve months ended December 31, 2024 and 2023, and in relation to intangible assets, current liabilities, and pension and debt liabilities in the balance sheet as at December 31, 2024 and 2023, in comparison with the French GAAP ; the entering into of definitive documents, the authorization by French regulatory authorities and the successful closing of the Acquisition; and the risks discussed in WISeKey’s filings with the SEC. Risks and uncertainties are further described in reports filed by WISeKey with the SEC.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Press and Investor Contacts

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@equityny.com